MAIL STOP 3561

      July 28, 2005

Jeffrey Davidson, Chief Executive Officer
Key Hospitality Acquisition Corporation
4 Becker Farm Road
Roseland, NJ  07068

Re:	Key Hospitality Acquisition Corporation
Amendment No. 1 to Registration Statement on
Form S-1
Filed June 28, 2005
File No. 333-125009

Dear Mr. Davidson,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by the underwriters as a result of the exercise of their purchase option. If such warrants are not included, discuss the reasons why such warrants are not included later in your prospectus.

Risk Factors, page 6

2. We note the disclosure in risk factor five that Messrs. Toledano and Davidson will be personally liable under "certain circumstances" to repay your debts if you fail to consummate a business combination and must liquidate. Your disclosure on page 31 does not discuss any
"certain circumstances" personal liability would be limited to. Please revise to clarify if the personal liability of Messrs. Toledano and Davidson are limited to any set of circumstances.

3. In risk factor 24, please revise to include a discussion of the warrant purchases to be made by Maxim Group.

4. Risk factor 35 appears broad and speculative in light of the fact that you have not conducted any search or are considering any target companies.

Use of Proceeds, page 19

5. We note your discussion of excess out-of-pocket expenses in risk factor 16. Please revise to discuss the nature of the excess out of pocket expenses. Is it structured as a loan so that it is a liability that follows the company and must be repaid following a business combination, or does the resulting company have latitude regarding such repayments?

6. It appears you cannot presently ascertain the size of any potential deposit or lockup payment because you have not taken any measures towards locating a target company. In the event such payment is needed and utilizes a substantial portion of your non-trust funds, you may need additional funds to satisfy all of the expenses attendant with consummating a business combination. Please revise to clarify how you will satisfy such expenses. Is it possible that you will have to rely upon advances from insiders there by increasing the amount excess out-of-pocket expenses that could be reimbursed following a business combination? Is management obligated to make any advances?

7. We note your response to comment 23. Please revise to clarify how you have borrowed $115,000, spent $135,000, and still have $10,000 outstanding. Did you use initial capital contributions to satisfy some of your initial expenses?

Capitalization, page 22

8. Please revise your capitalization table to include notes payable to stockholders ($105,000).

Proposed Business, page 24

9. Please be aware that the marked copy filed on EDGAR is not accurate. There are several instances where changes have not been marked. For instance, the three last three bullet points on page 24 should have been marked. Please ensure that your marked copies are accurate.

10. We note that there is a possibility that you could acquire a business or assets. Please revise to clarify if that means you may acquire assets such as real property and build your own structure or real property with an existing structure located on it. If you are able to just acquire real or other property instead of an operating business, please revise to discuss how you would evaluate such acquisitions. Also, if you acquire just assets, it would appear that either you would have to retain current management or locate your replacements. Please revise to clarify.

11. We note the disclosure under the sub caption "Management and Board/Advisors Expertise." Such discussion is intended for Item 401 disclosure. The format utilized on pages 25 - 27 does enhance the reading of management`s qualifications. Please relocate and combine this information (using this format) with your Item 401 of Regulation
S-K disclosure.

12. We note your response to comment 30. In the event you are presented opportunities from non-professional search firms, please revise to discuss how you would determine finder`s fees for such unaffiliated parties. Does a party indicate they have a proposal and then negotiate with you without actually identifying the target? If so, how do you determine the fee?

13. We do not understand the sixth bullet point on page 28.
Please
clarify your use of the term "other industries."

14. In the tenth bullet point on page 28, we note that you will consider the regulatory environment of the industry. Since you have already narrowed down the industry in which you will search for a target, please revise to discuss the regulatory environment of that industry. Please refer to Item 101(c)(xii) of Regulation S-K.

15. On page 29, we note that you will pay Maxim Group a cash fee of
1% of the gross proceeds. Please clarify if that cash fee has been included in your disclosure in the use of proceeds section.

16. We note your response to comment 32. Please revise to discuss the reason(s) why you would not be able to independently determine the fair market value of a target business. To the extent that you may acquire assets, please revise to discuss how you will determine the fair value of such assets. Also, please revise to clarify how non-shareholders will be able to receive a copy any independent investment banking firm`s opinion.

17. We do not understand the sentence on page 29 that states "[c]onsequently, we expect to have the ability to effect only a single business combination, although this may entail simultaneous acquisitions of several operating businesses." Please advise.



Conflicts of Interests, page 38

18. Under this subsection, please revise to include the conflicts discussed in risk factors 10 and 16.

Underwriting, page 48

19. Tell us whether Maxim Group or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

20. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

21. We note your disclosure on page 47 regarding your directed unit program. Please advise us of the mechanics of how and when these units were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units is determined. Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered units, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Financial Statements

Notes to Financial Statements

Note 5 - Commitment and Contingencies, F-9

22. We note your disclosure regarding the underwriter purchase option
(UPO). Please expand your disclosure to describe all of the material terms of the UPO, including who has the rights to convert (i.e. the holder or the Company), and the exercise feature (i.e. physical, net cash, or net share settlement, etc.) contained in the UPO.

23. Considering the comment above, tell us in detail how you intend to account for the UPO in your financial statements. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment. The fair value of the UPO would appear to be material to your financial statements, please disclose its estimated fair value and the significant assumptions used to value the UPO. As applicable, expand
MD&A to discuss the transaction and quantify the likely future effect on your financial condition and results of operations.

Part II

Exhibits

24. In paragraph 6.2 of the Underwriting agreement, we note that if a default of over 10% of the "Firm Units" occur, and neither party is able to find a suitable purchaser to cover the default amount that this agreement "may be terminated." Please advise how language that states the offering "may be terminated" ensures that this offering will not proceed if more than 10% of the units are defaulted. If an amount greater than 10% of the units were defaulted and neither the issuer nor the underwriters elect to terminate the offering (since they "may"), please advise as to the consequence.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director


Cc:  	Jeffery Schultz
	Fax #  (212) 983-3115

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Jeffrey Davidson, Chief Executive Officer
Key Hospitality Acquisitions Corporation
July 28, 2005
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